Exhibit 12
The Scotts Miracle-Gro Company
Computation of Ratio of Earnings to Fixed Charges

($ IN MILLIONS)	Fiscal Year Ended September 30,
	2013	2012	2011	2010	2009
Income from continuing operations before income taxes	$254.0	$181.8	$222.6	$331.2	$221.1
Fixed charges	80.6	85.7	77.2	69.4	77.7
Other (1)	1.0	0.5	0.5	0.5	0.8
Interest Capitalized	(0.8)	(0.9)	(0.9)	(0.8)	(0.4)
Total adjusted earnings available for payment of fixed charges	$334.8	$267.1	$299.4	$400.3	$299.2
Fixed Charges:
Interest expense	$59.2	$61.8	$53.9	$46.8	$56.4
Interest Capitalized	0.8	0.9	0.9	0.8	0.4
Rental expense representative of interest factor	20.6	23.0	22.4	21.8	20.9
Total Fixed Charges	$80.6	$85.7	$77.2	$69.4	$77.7
Ratio of Earnings to Fixed Charges	4.2	3.1	3.9	5.8	3.9

(1)
Includes amortization of capitalized interest, adjustments for non-controlling interests in consolidated subsidiaries and distributed earnings of equity investees. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.